David Lubin & Associates, PLLC
10 Union Avenue, Suite 5
Lynbrook, New York 11563
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

September 28, 2011
Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549-0406
Mail Stop 3030
Attention: Scott Anderegg, Staff Attorney

Re:    Grizzly Gold Corp.
Registration Statement on Form
S-l Filed August 30, 2011
File No.333-176555____________

Dear Mr. Anderegg:

Grizzly Gold Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated September 26, 2011 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on August 30, 2011.

Please note that the Amended Registration Statement has been revised to incorporate updated financial information of the Company as of the quarter ended July 31, 2011.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows:

General

1.  We note that you filed a Form 8-K on April 11, 2011 to disclose a change in control of the company. Please advise why you also did not file the Form 8-K under Items 5.06 and 2.01. Also, it appears the Form 8-K fails to comply with the applicable requirements of the form because it does not contain the information required by Item 2.01(f) and/or Item 5.01(a)(8) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K. In this regard, we note that immediately before the transaction reported in the current report you were a shell company, as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. As a result, it appears that you were required to provide in the current report the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act reflecting all classes of your securities subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act upon consummation of the transaction. Please refer to Section II.D.3 of Securities and Exchange Commission Release No. 33-8587 and Items 2.01(f), 5.01(a)(8) and 9.01 of Form 8-K. Please promptly amend the current report to correct the deficiencies noted above and to add the information required by any other applicable items of Form 8-K, or advise us why it is not necessary to revise your Form 8-K.

Response:  The Form 8-K filed by the Company on April 11, 2011disclosed a change of control under Item 5.01 and a departure of directors and officers under Item 5.02; both actions being effective as of April 5, 2011. However, neither the change of control nor the change in management of the Company necessitated disclosure under Item 5.06 of Form 8-K as the Company maintained its status as a shell company at such time. While changes of control and management might sometimes lead a company to simultaneously become engaged in a new business, no transaction occurred in April which had the effect of causing the Company to cease being a shell company - there was no acquisition of assets or any other change of business at the time the April 11th Form 8-K was filed. The Company remained a shell company notwithstanding the change of control and change of management. Accordingly, Items 2.01 and 9.01 of Form 8-K were also inapplicable to the April 11th 8-K. The Company did not acquire any assets but remained a shell company in April 2011.

Selling Security Holders, page 21

2. We note that you are registering the resale of 23,900,000 shares of common stock, which represent all of the outstanding shares of the company held by non-affiliates. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, and the nature of the offering and the selling shareholders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, please revise the terms of your offering to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering and to identify the selling shareholders as underwriters. Alternatively, reduce the size of the offering to one-third of the total number of outstanding shares held by non-affiliates. If you disagree with our determination, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available on our website at www.sec.gov.

Response: In accordance with the comments of the Commission, the Amended Registration Statement provides that all offers and sales will be made at the fixed price of $0.10 per share and that the selling shareholders are considered underwriters, including an acknowledgment of the seller’s prospectus delivery requirements. Notwithstanding that the resale represents the sale by shareholders holding approximately 50% of the outstanding shares of the Company, we note that approximately 85% of the shares included in the Amended Registration Statement were initially issued by the Company in October 2010 and will have been held by the current shareholders for no less than 6 months when the Amended Registration Statement is declared effective. Furthermore, none of the selling shareholders are in the business of underwriting securities or has any relationship with the Company.

Exhibit 5.1

3.   The opinion must speak as of the date of effectiveness. Accordingly, please either remove the word "current" from the penultimate sentence of the penultimate paragraph, as well as the phrase "as such laws presently exist and to the facts as they present exist," or re-file the opinion on, and dated as of, the date of effectiveness.

Response: The opinion has been revised in accordance with the comments of the Commission and being filed as Exhibit 5.1 to the Amended Registration Statement.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

cc:           Paul Strobel